As filed with the Securities and Exchange Commission on December 9, 2002
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

OSI SYSTEMS, INC.
(Exact Name of Registrant as Specified in Its Charter)

California	12525 Chadron Avenue Hawthorne, California 90250 (310) 978-0516	33-0238801
(State or Jurisdiction of Incorporation or Organization)	(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)	(IRS Employer Identification Number)

Deepak Chopra
President and Chief Executive Officer
12525 Chadron Avenue
Hawthorne, California 90250
(310) 978-0516
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:
Gerald M. Chizever, Esq.
Kresimir Peharda, Esq.
Richman, Mann, Chizever, Phillips & Duboff
9601 Wilshire Boulevard, Penthouse
Beverly Hills, California 90210
(310) 274-8300; Fax: (310) 274-2831

Approximate Date of Commencement of Proposed Sale to the Public:    From time to time after the effective date of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee

Common Stock, no par value	677,579	$16.34	$11,071,641	$1,019

(1)
Pursuant to Rule 416 of the Securities Act of 1933, such number of shares of common stock registered hereby shall include an indeterminate number of shares of common stock that may be issued in connection with a stock split, stock dividend, recapitalization or similar event.

(2)
Estimated solely for purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933. Based on the average of the high and low prices per share of Common Stock of the registrant as reported on the Nasdaq National Market on December 3, 2002.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

SUBJECT TO COMPLETION DATED DECEMBER 6, 2002

PROSPECTUS

677,579 SHARES

OSI SYSTEMS, INC.

COMMON STOCK

Certain of our stockholders (the “Selling Stockholders”) are offering to sell up to 677,579 shares of our common stock (the “Stock”). The Stock consists of 347,890 shares of common stock owned by the Selling Stockholders as of November 8, 2002 and 329,689 shares of common stock underlying contingent payment rights. We are not offering or selling any of the Stock. We will not receive any of the proceeds of sale of the Stock nor pay any broker commissions in connection with such sales. Our common stock is quoted on the Nasdaq National Market under the symbol OSIS. On November 27, 2002, the closing price of the our common stock was $17.50 per share.

You should carefully consider each of the risk factors described under RISK FACTORS beginning on page 3 of this prospectus.

The Selling Stockholders and any broker-dealer executing selling orders on behalf of or purchasing from the Selling Stockholders may be deemed to be an “underwriter” within the meaning of the Securities Act. Commissions received by any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December     , 2002

PROSPECTUS SUMMARY

You should read this summary together with the other information contained in other parts of this prospectus and the documents which are incorporated by reference. Because it is a summary, it does not contain all of the information that you should consider before investing in our common stock. We will provide copies of documents incorporated by reference to you upon request and without cost to you.

Unless the context otherwise requires, the terms “we” or “us” as used herein includes OSI Systems, Inc., a California corporation, and its subsidiaries.

We are a vertically integrated, worldwide provider of security and inspection systems such as security x-ray scanners and metal detectors and medical devices. We also design and manufacture optoelectronic devices and value-added subsystems for original equipment manufacturers (“OEMs”) for use in a broad range of applications, including security, medical diagnostics, fiber optics, telecommunications, gaming, office automation, aerospace and defense electronics, computer peripherals and industrial automation.

We manufacture security and inspection systems and market them worldwide to end users under the “Rapiscan ®,” “Secure” and “Metor” brand names. These products are used to inspect people, baggage, cargo and other objects for weapons, explosives, drugs and other contraband. In the medical field, we manufacture and sell bone densitometers, which are used to provide bone density measurements in the diagnosis of osteoporsis, or to provide an early age indication of the potential for later development of osteoporosis. We also manufacture and sell saturation of arterial hemoglobin (“SpO 2” ) monitors and sensors, including hand-held monitoring tools under the trade names Dolphin ONE™, Aristo™ and Dolphin 2000. ™ Dolphin model 2100 SpO 2 monitors have received 510[k] approval for sale in the United States.

In fiscal 2002, revenues from the sale of security and inspection products amounted to $73.4 million, or approximately 59.1% of our revenues, while revenues from the sale of optoelectronic devices and subsystems and medical imaging and monitoring systems amounted to $50.8 million, or approximately 40.9% of our revenues.

Business Overview

Our security products and medical imaging and monitoring systems are sold primarily to end-users, while our optoelectronic devices and subsystems are designed and manufactured primarily for sale to OEMs.

Security and Inspection Products.    A variety of products are currently used worldwide in security and inspection applications. These products include single energy x-ray equipment, dual energy x-ray equipment, metal detectors, trace detection systems that detect particulate and chemical traces of explosive materials, computed tomography (“CT”) scanners, x-ray machines employing backscatter detection technology, and cargo inspection systems using x-rays or gamma rays. We believe that the growth in the market for security and inspection products will continue to be driven by the increased perception of threat fueled by terrorist incidents, increased government mandates and appropriations, and the emergence of a growing market for the non-security applications of its products such as customs manifest verification and agricultural products inspection.

In the 1970s, principally in response to civilian airline hijackings, the U.S. Federal Aviation Administration (“FAA”) established security standards by setting guidelines for the screening of carry-on baggage for weapons such as guns and knives. These standards were later mandated by the United Nations for adoption by all of its member states. We believe that to date the imposition of these standards has resulted in the installation of over 10,000 x-ray inspection systems in airports worldwide. Additionally, the United Kingdom Department of Transport has required the United Kingdom’s commercial airports to deploy systems for 100% screening of international checked baggage since the end of 1998, and the European Civil Aviation Conference, an organization of 33 member states, has agreed to implement 100% screening of international checked baggage in the future.

In the United States, largely in response to the explosion of Pan Am Flight 103 in December 1988, Congress enacted the Aviation Security Improvement Act of 1990, which, among other initiatives, directed the FAA to establish and implement strict security measures and to deploy advanced technology for the detection of explosives. In July 1996, President Clinton formed the White House Commission on Aviation Safety and Security (the “Gore Commission”) to review airline and airport security and to oversee aviation safety. In response to the initial report released by the Gore Commission, the United States enacted legislation that included $144 million in appropriations for the initial deployment of advanced security and inspection technology at major U.S. airports. A portion of this funding is allocated for TIP Ready X-ray (TRX) systems at security checkpoints throughout the nation.

The terrorist attacks on the World Trade Center and the Pentagon using hijacked airliners has led to nation-wide shifts in air and ground transportation security, and facilities security policies, including passage of the Aviation and Transportation Security Act, and the potential integration of all U.S. domestic security-related agencies into a single umbrella department. The Aviation and Transportation Security Act, enacted in November 2001, requires that U.S. airports screen all checked baggage for explosives. These changes have caused an increase in security measures, which in turn has resulted, and will likely continue to result, in an increase in sales of our security and inspection products as compared to pre-September 11, 2001 levels.

We are currently participating in the Federal Aviation Administration’s Safe Skies program, through which the FAA is improving global aviation security by purchasing airport safety equipment, including our x-ray systems, and providing such equipment to countries around the world through gifts. We began our participation in this program in fiscal 2003.

X-ray inspection equipment, such as that sold by us, is also increasingly being used for a number of purposes not related to security. Newer versions of x-ray inspection equipment combine x-ray inspection with computer image enhancement capabilities and can be applied to various non-security purposes such as the detection of narcotics, gold and currency, the inspection of agricultural products, and the inspection of cargo by customs officers and international shippers. The Aviation and Transportation Security Act requires that U.S. airports screen all checked baggage for explosives. We do not currently market explosives detection systems, but we anticipate entering the market for such products.

General trends toward increased international trade and international transportation of goods and people have led to an increase in demand for cargo, port and border inspection technologies. We currently market cargo, port and border inspection systems through Rapiscan’s Cargo Inspection Group, including projects currently underway in Hong Kong, Romania, Malaysia and Korea.

Optoelectronic Devices and Subsystems.    Optoelectronic devices consist of both active components, such as silicon photodiodes that sense light of varying wavelengths and convert the light detected into electronic signals, and passive components, such as lenses, prisms, filters and mirrors. An optoelectronic subsystem typically consists of one or more optoelectronic devices that are combined with other electronic components for integration into an end-product. Optoelectronic devices and subsystems, and medical imaging systems are used for a wide variety of applications ranging from simple functions, such as the detection of paper in the print path of a laser printer, to complex monitoring, measurement or positioning functions, such as in industrial robotics where the subsystem is used to detect the exact position, motion or size of another object. Because optoelectronic devices and subsystems can be used in a wide variety of measurement control and monitoring applications, optoelectronics may be used in a broad array of industrial applications. Optoelectronic devices also are key components in the telecommunications and fiber optics market.

We believe that in recent years, advances in technology and reductions in the cost of key components of optoelectronic systems, including computer processing power and memory, have broadened the market by enabling the use of optoelectronic devices in a greater number of applications. In addition, we believe that there is a trend among OEMs to increasingly outsource the design and manufacture of optoelectronic subsystems to fully-integrated, independent manufacturers who may have greater specialization, broader expertise, and the ability and flexibility to respond in shorter time periods than the OEM could accomplish in-house. We believe that our high level of vertical integration, substantial engineering resources, expertise in the use and application of optoelectronic technology, and low-cost international manufacturing operations enable it to compete in the market for optoelectronic devices and subsystems.

Medical Diagnostic and Imaging Systems.    We have expanded into medical diagnostic and imaging systems. We manufacture and distribute the DTX 200 (DEXACARE), a U.S. Food & Drug Administration approved forearm DEXA (Dual Energy X-Ray)densitometer, which is used to diagnose osteoporosis as well as to provide follow-up bone density measurements. We also produce the ultrasound DTU-One, the first commercially available ultrasound scanner using imaging capability for the diagnosis of osteoporosis. In September 2000, we received pre-market approval from the FDA to sell the DTU-One in the United States. We also received 510(k) approval from the FDA to sell its new dual energy x-ray based technology tabletop bone densitometer, DexaCare G4.

Dolphin Medical, Inc., our majority-owned subsidiary, designs and manufactures medical oximetry devices, both for OEM arrangements and for sale under the Dolphin brand. Dolphin is currently developing next generation pulse oximeter instruments and probes for use in the medical and veterinary fields.

Recent Developments.

In 2001, we entered into negotiations with L-3 Communications Corporation (“L-3”) with regard to a joint acquisition by L-3 and us of certain security and detection business assets of PerkinElmer, Inc. (the “Transaction”). In November 2002, we announced that such negotiations had been terminated. As a result of the termination of such negotiations, we expect to effect a pre-tax charge in the quarter ending December 31, 2002, in the amount of approximately $664,000, composed of $464,000 of Transaction-related costs capitalized as of September 30, 2002, and approximately $200,000 of Transaction-related costs incurred since September 30, 2002.

Growth Strategy

Our objectives are to become a leading provider of specialized optoelectronic products, to enhance our position in the international inspection and detection marketplace and to leverage our expertise in the optoelectronic technology industry by entering into new end-product markets on a selective basis. The key elements of our strategy include:

•	Capitalizing on the growing market for security and inspection products

•	Expanding our security and inspection business into new markets

•	Leveraging our optoelectronic design and manufacturing expertise to address new applications

•	Capitalizing on vertical integration

•	Capitalizing on global presence, and

•	Selectively entering new end markets

Our business and operations are subject to numerous risks, some of which are described in the RISK FACTORS section beginning on page 5 of this prospectus.

The Offering

This prospectus concerns an offering of up to 677,579 shares of our common stock (the “Stock”) by some of our current offering or selling any of the Stock. We have registered this offering in compliance with registration rights which we granted to the Selling Stockholders when we sold the Stock to them. The Selling Stockholders are not required to sell the Stock; sales of the Stock are entirely at the discretion of each Selling Stockholder. The Stock consists of 347,890 shares of common stock acquired by the Selling Stockholders on November 8, 2002 in a private transaction and 329,689 shares of common stock underlying contingent payment rights. The Selling Stockholders may sell the Stock either on the open market at market price in ordinary broker transactions or in negotiated transactions, and they may pay broker commissions in connection with such transactions. We will not receive any of the proceeds of sale of the Stock nor pay any broker commissions in connection with such sales. Our common stock is quoted on the Nasdaq National Market under the symbol “OSIS.” On November 27, 2002, the closing price for our stock was $17.50 per share. We will pay the costs of registering the offer and sale of the Stock with the Securities and Exchange Commission (the “SEC”) and any required state securities agencies.

Common Stock Offered by the Selling Stockholders	677,579 Shares
Nasdaq National Market Symbol	OSIS

Deepak Chopra
President and Chief Executive Officer
OSI Systems, Inc.
12525 Chadron Avenue
Hawthorne, California 90250
(310) 978-0516

RISK FACTORS

Investing in our common stock involves a significant degree of risk. You should carefully consider the following risk factors and all the other information contained in this prospectus or incorporated by reference before investing in our common stock. If any of the following risks actually occurs, our business, financial condition and results of operations could suffer, in which case the trading price of our common stock may decline.

Risks Related To Our Business

Fluctuations in our quarterly operating results may cause our stock price to decline.

Given the nature of the markets in which we participate, we cannot reliably predict future revenue and profitability. Changes in competitive, market and economic conditions may cause us to adjust our operations. A high proportion of our costs are fixed, due in part to our significant sales, research and development, and manufacturing costs. Thus, small declines in revenue could disproportionately affect our operating results in a quarter. Factors that may affect our quarterly operating results and the market price of our common stock include:

•	demand for and market acceptance of our products;

•	competitive pressures resulting in lower selling prices;

•	adverse changes in the level of economic activity in regions in which we do business;

•	adverse changes in industries, such as semiconductors and electronics, on which we are particularly dependent;

•	changes in the portions of our revenue represented by our various products and customers;

•	delays or problems in the introduction of new products;

•	our competitors’ announcement or introduction of new products, services or technological innovations;

•	variations in our product mix;

•	the timing and amount of our expenditures in anticipation of future sales;

•	increased costs of raw materials or supplies; and

•	changes in the volume or timing of product orders.

We face aggressive competition in many areas of our business. If we do not compete effectively, our business will be harmed.

We encounter aggressive competition from numerous competitors in many areas of our business. In the optoelectronic device and subsystem market and in the medical diagnostic and imaging systems market, competition is based primarily on factors such as expertise in the design and development of optoelectronic devices, product quality, timeliness of delivery, price, customer technical support, and on the ability to provide fully-integrated services from application development and design through volume subsystem production. In the security and inspection market, competition is based primarily on such factors as product performance, functionality and quality, the over-all cost of the system, prior customer relationships, technological capabilities of the product, price, certification by government authorities, local market presence, and breadth of sales and service organization. We may not be able to compete effectively with all of these competitors. To remain competitive, we must develop new products and periodically enhance our existing products in a timely manner. We anticipate that we may have to adjust prices of many of our products to stay competitive. In addition, new competitors may emerge, and entire product lines may be threatened by new technologies or market trends that reduce the value of these product lines.

The September 11 terrorist attacks have increased financial expectations that may not materialize.

The September 11 terrorist attacks have created increased interest in our security and detection products; however, we are uncertain whether the level of demand will continue to be as high as anticipated. Additionally, it is uncertain what, if any solutions, will be adopted as a result of the terrorism and whether our products will be a part of the ultimate solution. Additionally, should our products be considered as a part of the security solution, it is unclear what the level may be and how quickly funding to purchase our products may be made available. In particular, U.S. government policies will influence, to a great degree, the market acceptance of any particular security product. Furthermore, government policies may be subject to rapid and unpredictable change which could make it more difficult to determine the long-term success or acceptance of a product. These factors may adversely impact us and create unpredictability in revenues and operating results.

Our revenues are dependent on orders in the security and inspection products category which has lengthy and unpredictable sales cycles.

Sales of security and inspection products depend in significant part upon the decision of governmental agencies to upgrade or expand existing airports, border crossing inspection sites and other security installations. Accordingly, a portion of our sales of security inspection and detection products is often subject to delays associated with the lengthy approval processes that often accompany such capital expenditures. During these approval periods, we expend significant financial and management resources in anticipation of future orders that may not occur. If we fail to receive an order after expending such resources, it could have a material adverse effect on our business, financial condition and results of operations.

If we do not introduce new products in a timely manner, our products could become obsolete, and our operating results would suffer.

We sell many of our products in industries characterized by rapid technological changes, frequent new product and service introductions and evolving industry standards. Without the timely introduction of new products and enhancements, our products could become technologically obsolete over time, in which case our revenue and operating results would suffer. The success of our new product offerings will depend upon several factors, including our ability to:

•	accurately anticipate customer needs;

•	innovate and develop new technologies and applications;

•	successfully commercialize new technologies in a timely manner;

•	price our products competitively and manufacture and deliver our products in sufficient volumes and on time; and

•	differentiate our offerings from our competitors’ offerings.

Some of our products are used by our customers to develop, test and manufacture their products. We therefore must anticipate industry trends and develop products in advance of the commercialization of our customers’ products. In developing any new product, we may be required to make a substantial investment before we can determine the commercial viability of the new product. If we fail to accurately foresee our customers’ needs and future activities, we may invest heavily in research and development of products that do not lead to significant revenue.

Interruptions to our ability to purchase raw materials and components may adversely affect our profitability.

We purchase certain raw materials and subcomponents from third parties pursuant to purchase orders placed from time to time. Purchase order terms range from three months to one year at fixed costs, but we do not have guaranteed long-term supply arrangements with our suppliers. Any material interruption in our ability to purchase necessary raw materials or subcomponents could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to successfully implement our acquisition strategy, integrate acquired businesses into our existing business or make acquired businesses profitable.

One of our strategies is to supplement our internal growth by acquiring businesses and technologies that complement or augment our existing product lines. This growth has placed, and may continue to place, significant demands on our management, working capital and financial resources. We may be unable to identify or complete promising acquisitions for many reasons, including:

•	competition among buyers;

•	the need for regulatory approvals, including antitrust approvals; and

•	the high valuations of businesses.

Some of the businesses we may seek to acquire may be marginally profitable or unprofitable. For these acquired businesses to achieve acceptable levels of profitability, we must improve their management, operations, products and market penetration. We may not be successful in this regard and may encounter other difficulties in integrating acquired businesses into our existing operations.

To finance our acquisitions, we may have to raise additional funds, through either public or private financings. We may be unable to obtain such funds or may be able to do so only on unfavorable terms.

Economic, political and other risks associated with international sales and operations could adversely affect our sales.

In fiscal 2000, 2001, and 2002, revenues from shipments made outside of the United States accounted for approximately 55.8%, 43.2% and 52.1%, respectively, of our revenues. Of the revenues generated during fiscal 2002 from shipments made to customers outside of the United States, 30.7% represented sales from the United States to foreign customers, and the balance represented sales generated by our foreign subsidiaries. Since we sell our products worldwide, our businesses are subject to risks associated with doing business internationally. We anticipate that revenue from international operations will continue to represent a substantial portion of our total revenue. In addition, many of our manufacturing facilities, employees and suppliers are located outside the United States. Accordingly, our future results could be harmed by a variety of factors, including:

•	changes in foreign currency exchange rates;

•	changes in a country’s or region’s political or economic conditions, particularly in developing or emerging markets;

•	longer payment cycles of foreign customers and difficulty of collecting receivables in foreign jurisdictions;

•	trade protection measures and import or export licensing requirements;

•	differing tax laws and changes in those laws;

•	difficulty in staffing and managing widespread operations;

•	differing labor laws and changes in those laws;

•	differing protection of intellectual property and changes in that protection; and

•	differing regulatory requirements and changes in those requirements.

Our failure to protect our intellectual property could impair our competitive position.

We believe that our principal competitive strength is our ability to design, develop and manufacture complex optoelectronic devices and subsystems for various industry segments. While we own certain patents and marks, other aspects of our business are not protected by patents or marks. Accordingly, there are no legal barriers that prevent potential competitors from copying certain of our products, processes and technologies or from otherwise entering into operations in direct competition with us.

Our products may infringe on the intellectual property rights of others, and resulting claims against us could be costly and prevent us from making or selling certain products.

Third parties may seek to claim that our products and operations infringe their patent or other intellectual property rights. We may incur significant expense in any legal proceedings to protect our proprietary rights or to defend infringement claims by third parties. In addition, claims of third parties against us could result in awards of substantial damages or court orders that could effectively prevent us from making, using or selling our products in the U.S. or abroad.

A claim for damages could materially and adversely affect our financial condition and results of operation.

Our business exposes us to potential product liability risks, particularly with respect to our security and inspection products. There are many factors beyond our control that could lead to liability claims, including the failure of the products in which our subsystems are installed, the reliability of the customer’s operators of the inspection equipment, and the maintenance of the inspection units by the customers. There can be no assurance that the amount of product liability insurance that we carry will be sufficient to protect us from product liability claims. A product liability claim in excess of the amount of insurance we carry could have a material adverse effect on our business, financial condition and results of operations.

Our ongoing success is dependent upon the continued availability of certain key employees.

We are dependent in our operations on the continued availability of the services of our employees, many of whom are individually key to our current and future success, and the availability of new employees to implement our company’s growth plans. In particular, we are dependent upon the services of Deepak Chopra, the Chairman of our Board of Directors, and our President and Chief Executive Officer. We have entered into a 5-year employment agreement with Mr. Chopra, which expires in April 2007 and maintain a $13.0 million policy of key man life insurance on the life of Mr. Chopra. The market for skilled employees is highly competitive, especially for employees in technical fields. While our compensation programs are intended to attract and retain the employees required for us to be successful, there can be no assurance that we will be able to retain the services of all of our key employees or a sufficient number to execute on our plans, nor can there be any assurances that we will be able to continue to attract new employees as required.

Our failure to comply with environmental regulations may create significant environmental liabilities and force us to modify our manufacturing process.

We are subject to various federal, state and local environmental laws, ordinances and regulations relating to the use, storage, handling and disposal of certain hazardous substances and wastes used or generated in the manufacturing and assembly of our products. Under such laws, we may become liable for the costs of removal or remediation of certain hazardous substances or wastes that have been or are being disposed of offsite as wastes or that have been or are being released on or in our facilities. Such laws may impose liability without regard to whether we knew of, or caused, the release of such hazardous substances or wastes. Any failure by us to comply with present or future regulations could subject us to the imposition of substantial fines, suspension of production, alteration of manufacturing processes or cessation of operations, any of which could have a material adverse effect on our business, financial condition and results of operations.

Changes in governmental regulations may reduce demand for our products or increase our expenses.

We compete in markets in which we or our customers must comply with federal, state, local and foreign regulations, such as environmental, health and safety and food and drug regulations. We develop, configure and market our products to meet customer needs created by these regulations. Any significant change in these regulations could reduce demand for our products.

Risks Related To Our Capital Structure and Common Stock

Our officers and directors and stockholders affiliated with them own a large percentage of our voting stock.

As of October 21, 2002, our directors and executive officers (including affiliates), in the aggregate, beneficially owned approximately 10% of our outstanding common stock. Consequently, Scope Industries, together with our directors and executive officers acting in concert, will have the ability to significantly affect the election of our directors and have a significant effect on the outcome of corporate actions requiring shareholder approval. Such concentration may also have the effect of delaying or preventing a change of control of our company.

Our articles of incorporation and other agreements contain provisions that could discourage a takeover.

Our Articles of Incorporation authorize our Board of Directors to issue up to 10,000,000 shares of preferred stock in one or more series, to fix the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued shares of preferred stock, to fix the number of shares constituting any such series, and to fix the designation of any such series, without further vote or action by its shareholders. The terms of any series of preferred stock, which may include priority claims to assets and dividends and special voting rights, could adversely affect the rights of the holders of common stock and thereby reduce the value of our common stock. We have no present plans to issue shares of preferred stock. The issuance of preferred stock, coupled with the concentration of ownership in the directors and executive officers, could discourage certain types of transactions involving an actual or potential change in control of our company, including transactions in which the holders of common stock might otherwise receive a premium for their shares over then current prices, otherwise dilute the rights of holders of common stock, and may limit the ability of such shareholders to cause or approve transactions which they may deem to be in their best interests, all of which could have a material adverse effect on the market price of our common stock. We have in place a stockholder rights plan, adopted in 2000, under which our stockholders are entitled to purchase shares of our preferred stock under certain circumstances. These circumstances include the purchase of 20% or more of the outstanding shares of common stock by a person or group, or the announcement of a tender or exchange offer to acquire 20% or more of the outstanding common stock. The stockholder rights plan may have the effect of impeding or preventing certain types of transactions involving a change in control of our company which could be beneficial to the stockholders.

Our articles of incorporation limit the liability of our directors which may limit the remedies that we or our shareholders have available.

Our Articles of Incorporation provide that, pursuant to the California Corporations Code, the liability of our directors for monetary damages shall be eliminated to the fullest extent permissible under California law. This is intended to eliminate the personal liability of a director for monetary damages in an action brought by us, or in our right, for breach of a director’s duties to us or our shareholders and may limit the remedies available to us or our shareholders. This provision does not eliminate the directors’ fiduciary duty and does not apply for certain liabilities: (i) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law; (ii) for acts or omissions that a director believes to be contrary to our best interests or our shareholders or that involve the absence of good faith on the part of the director; (iii) for any transaction from which a director derived an improper personal benefit; (iv) for acts or omissions that show a reckless disregard for the director’s duty to us or our shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director’s duties, of a risk of serious injury to us or our shareholders; (v) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duty to us or our shareholders; (vi) with respect to certain transactions or the approval of transactions in which a director has a material financial interest; and (vii) expressly imposed by statute for approval of certain improper distributions to shareholders or certain loans or guarantees.

FORWARD-LOOKING STATEMENTS

The statements contained in this prospectus that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933. These forward-looking statements may be identified by the use of forward-looking terms such as “believes,” “expects,” “may”, “will,” “should” or “anticipates” or by discussions of strategy that involve risks and uncertainties. From time to time, we have made or may make forward-looking statements, orally or in writing. These forward-looking statements include statements regarding anticipated future revenues, sales, operations, demand, competition, capital expenditures, credit arrangements, and other statements regarding matters that are not historical facts, involve predictions which are based upon a number of future conditions that ultimately may prove to be inaccurate. Our actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that may cause or contribute to such differences include those discussed under Risk Factors, above, in our Form 10-K for fiscal year ended June 30, 2002, in Business and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, as well as those discussed elsewhere in this prospectus. These factors, of course, do not include all factors which might affect our business and financial condition.

USE OF PROCEEDS

The Selling Stockholders are selling the Stock and will receive all of the proceeds from any sales. We will not receive any sales proceeds.

SELLING STOCKHOLDERS

All of the Stock being offered in this prospectus is being offered by the Selling Stockholders listed below. We have registered this offering because of registration rights we granted to the Selling Stockholders when we issued the Stock to them. The Selling Stockholders are not required to sell all or any of the Stock. The Stock consists of 347,890 shares of common stock owned by the Selling Stockholders as of November 8, 2002 and 329,689 shares of common stock underlying contingent payment rights. The contingent payment rights stem from our acquisition of Ancore Corporation in November 2002. The 329,689 shares underlying contingent payment rights represent the number of shares issuable to the Selling Stockholders in payment of a maximum amount of contingent payment totaling $4,688,000 for certain backlog, receipts and commitments received by Ancore Corporation from October 31, 2002 to April 30, 2003, upon satisfaction of certain conditions as set forth in more detail in the Merger Agreement and Plan of Reorganization contained in our Current Report on Form 8-K filed on November 13, 2002. For purposes of determining the number of shares underlying contingent payment rights in the table below, the number of shares was calculated as follows: the maximum contingent payment amount of $4,688,000, less certain third party fees in the amount of $70,320, the result of which was divided by an assumed price per share of $14.00. Fractional shares were rounded up to the next whole number.

Although the maximum dollar amount of this contingent payment amount is set at $4,688,000, the exact contingent payment amount will be determined pursuant to a formula based on Ancore Corporation's backlog of orders, receipts and commitments from October 31, 2002 to April 30, 2003 as provided in the Merger Agreement and Plan of Reorganization. The actual price per share used in the calculation will be determined according to a formula contained in the Merger Agreement and Plan of Reorganization. Once the total number of shares of common stock issuable for these contingent payments to all Selling Stockholders has been determined according to the above-described formula, the shares will be allocated among the Selling Stockholders based on Ancore Corporation's capital structure prior to its transaction with us, which included common stock and two series of preferred stock.

Name	Shares Owned Before Offering(1)	Shares to be Sold in Offering		Shares Owned After Offering(2)	Percentage Owned After Offering
AMT Capital Ltd.	79,910	104,530	(3)	—	—
Israel Bar-Nir	227	594	(4)	—	—
Joseph Bendahan	151	395	(5)	—	—
Douglas R. Brown	852	5,220	(6)	—	—
Ebrahim Chou	164	1,130	(7)	—	—
Patricia Deloche	23	62	(8)	—	—
Chuan Din	303	1,260	(9)	—	—
Mashal M. Elsalim	234	1,045	(10)	—	—
Steven Goodman	90	237	(11)	—	—
Tsahi Gozani	852	6,433	(12)	—	—
Arlene Herring	212	1,010	(13)	—	—
Michael Ingle	90	897	(14)	—	—
Investment Enterprise Partnership “NIF21-ONE(1)”	6,438	8,438	(15)	—	—
Investment Enterprise Partnership “NIF Venture 11”	28,143	62,198	(16)	—	—
Investment Enterprise Partnership “NIF Venture 21-A”	18,762	41,466	(17)	—	—

Name	Shares Owned Before Offering(1)	Shares to be Sold in Offering		Shares Owned After Offering(2)	Percentage Owned After Offering
Investment Enterprise Partnership	18,762	41,466	(18)	—	—
“NIF Venture 21-B”
Investment Enterprise Partnership	4,281	5,611	(19)	—	—
“NIF New Technology Fund ‘99-A”
Investment Enterprise Partnership	4,281	5,611	(20)	—	—
“NIF New Technology Fund ‘99-B”
Douglas Keeley	703	2,109	(21)	—	—
Felix Liu	303	2,536	(22)	—	—
Robert Loveman	852	3,264	(23)	—	—
David Mahood	151	1,310	(24)	—	—
Thomas Merics	151	1,225	(25)	—	—
Harry Myler	151	1,055	(26)	—	—
Irene Nakasone	151	1,182	(27)	—	—
Paul Ng	151	1,306	(28)	—	—
NIF New Technology Fund 2000/1	6,688	8,766	(29)	—	—
NIF Ventures Co., Ltd.	25,708	48,460	(30)	—	—
Edward Pentaleri	151	395	(31)	—	—
Violeta Polar	477	1,903	(32)	—	—
Peter Ryge	852	4,965	(33)	—	—
SAIC Venture Capital Corporation	32,833	72,564	(34)	—	—
Patrick M. Shea	852	6,071	(35)	—	—
Mala Sivakumar	607	2,987	(36)	—	—
Stone Technologies, Inc.	112,655	221,475	(37)	—	—
Madhu Taunk	294	768	(38)	—	—
Tech Investment Advisor	315	413	(39)	—	—
Justin Thieu	70	512	(40)	—	—
Robert A. Bennetti	—	1,511	(41)	—	—
Anthony Beverding	—	52	(42)	—	—
Tom W. Brown	—	668	(43)	—	—
Mitchell Carnes	—	64	(44)	—	—

Name	Shares Owned Before Offering(1)	Shares to be Sold in Offering		Shares Owned After Offering(2)	Percentage Owned After Offering

Micah Dedmon	—	86	(45)	—	—
Karin Duemmlein	—	43	(46)	—	—
Adam Emanuel	—	341	(47)	—	—
Robert P. Frick, Jr.	—	43	(48)	—	—
Carmen Guim	—	86	(49)	—	—
Toshiko Hirotsuka	—	137	(50)	—	—
Ronald Jeppesen	—	830	(51)	—	—
Phillip Johnson	—	18	(52)	—	—
Bhavesh Lakhani	—	86	(53)	—	—
Martha Matsuda	—	52	(54)	—	—
Gary Mulvaney	—	137	(55)	—	—
Anil Patel	—	749	(56)	—	—
Hilary Perlin	—	86	(57)	—	—
Emmanuel Phillips	—	264	(58)	—	—
Timothy Shaw	—	192	(59)	—	—
John Stevenson	—	915	(60)	—	—
Dan A. Strellis	—	298	(61)	—	—
Duyen K. Thach	—	52	(62)	—	—
Total		677,579

Percentage of ownership for each holder is calculated based on 14,434,433 shares of common stock outstanding on November 26, 2002. Beneficial ownership is determined in accordance with the SEC Rule 13d-3 and generally includes shares over which the holder has voting or investment power, subject to community property laws. All shares of common stock obtainable upon conversion of securities or exercise of stock options or warrants (including those that are not currently exercisable but will become exercisable within 60 days hereafter) are considered to be beneficially owned by the person holding the options or warrants for computing that person’s percentage, but are not treated as outstanding for computing the percentage of any other person.

(1)	Includes shares of common stock covered by this prospectus. Excludes shares underlying contingent payment rights.

(2)    Assumes the completion of this offering and that the Selling Stockholders dispose of all of their shares of common stock covered by this prospectus, that they do not dispose of common stock owned but not covered by this prospectus and that they do not acquire any additional shares of common stock.

(3)	Includes 24,820 shares underlying contingent payment rights. AMT Capital, Ltd. is a Texas limited partnership. The general partner of AMT is AMT Capital G.P., Inc., a Delaware corporation.

(4)	Includes 367 shares underlying contingent payment rights.

(5)	Includes 244 shares underlying contingent payment rights.

(6)	Includes 4,368 shares underlying contingent payment rights.

(7)	Includes 966 shares underlying contingent payment rights.

(8)	Includes 39 shares underlying contingent payment rights.

(9)	Includes 957 shares underlying contingent payment rights.

(10)	Includes 811 shares underlying contingent payment rights.

(11)	Includes 147 shares underlying contingent payment rights.

(12)	Includes 5,581 shares underlying contingent payment rights.

(13)	Includes 798 shares underlying contingent payment rights.

(14)	Includes 807 shares underlying contingent payment rights.

(15)
Includes 2,000 shares underlying contingent payment rights. Investment Enterprise Partnership NIF21-ONE is a kumiai or the equivalent of a Japanese partnership. NIF Ventures Co., Ltd., The Hiroshima Bank, Ltd., and TWJ Co., Ltd. are the only partners with a greater than 5% partnership interest.

(16)
Includes 34,055 shares underlying contingent payment rights. Investment Enterprise Partnership NIF Venture 11 is kumiai or the equivalent of a Japanese partnership. NIF Ventures Co., Ltd. and Fujisawa Pharmaceutical Co., Ltd. are the only partners with a greater than 5% partnership interest.

(17)
Includes 22,704 shares underlying contingent payment rights. Investment Enterprise Partnership NIF Venture 21-A is kumiai or the equivalent of a Japanese partnership. The Suruga Bank, Ltd. is the only partner with a greater than 5% partnership interest.

(18)
Includes 22,704 shares underlying contingent payment rights. Investment Enterprise Partnership NIF Venture 21-B is kumiai or the equivalent of a Japanese partnership. NIF Ventures Co., Ltd., the Tama Chuo Shinkin Bank, Charle Co., Ltd. and Nihon Unicom Corporation are the only partners with a greater than 5% partnership interest.

(19)
Includes 1,330 shares underlying contingent payment rights. Investment Enterprise Partnership NIF New Technology Fund ‘99-A is kumiai or the equivalent of a Japanese partnership. NIF Ventures Co., Ltd., the Gifu Shinkin Bank, Joint Corporation, Amada Co., Ltd., Ines Corporation, the Hiroshima-Sogo Bank, Ltd., Kokuyo Co., Ltd., Kakiuchi Co., Ltd., Sammy Corporation, the Iwaki Credit Association, and Itochu Finance Corporation are the only partners with a 5% or greater partnership interest.

(20)
Includes 1,330 shares underlying contingent payment rights. Investment Enterprise Partnership NIF New Technology Fund ‘99-B is kumiai or the equivalent of a Japanese partnership. Sanwa Shutter Corporation, NIF Ventures Co., Ltd., Fujisawa Pharmaceutical Co., Ltd., AEL Co., Ltd., Parventure Secondaries Japan Ltd., and the Hyakugo Bank, Ltd. are the only partners with a 5% or greater partnership interest.

(21)	Includes 1,406 shares underlying contingent payment rights.

(22)	Includes 2,233 shares underlying contingent payment rights.

(23)	Includes 2,412 shares underlying contingent payment rights.

(24)	Includes 1,159 shares underlying contingent payment rights.

(25)	Includes 1,074 shares underlying contingent payment rights.

(26)	Includes 904 shares underlying contingent payment rights.

(27)	Includes 1,031 shares underlying contingent payment rights.

(28)	Includes 1,155 shares underlying contingent payment rights.

(29)
Includes 2,078 shares underlying contingent payment rights. NIF New Technology Fund 2000/1 is a kumiai or the equivalent of a Japanese partnership. Toyko Style Co., Ltd., NIF Ventures Co., Ltd., the Kinki-Osaka, Ltd., and Takejuji Corporation are the only partners with a greater than 5% partnership interest.

(30)
Includes 22,572 shares underlying contingent payment rights. NIF Ventures Co., Ltd., is a publicly traded company incorporated in Japan. The Daiwa Securities Group, Inc., a publicly traded company, is the only greater than 5% shareholder of NIF Ventures Co., Ltd.

(31)	Includes 244 shares underlying contingent payment rights.

(32)	Includes 1,426 shares underlying contingent payment rights.

(33)	Includes 4,113 shares underlying contingent payment rights.

(34)
Includes 39,731 shares underlying contingent payment rights. SAIC Venture Capital Corporation is a Nevada corporation and is a wholly-owned subsidiary of Science Applications International Corporation.

(35)	Includes 5,219 shares underlying contingent payment rights.

(36)	Includes 2,380 shares underlying contingent payment rights.

(37)
Includes 108,820 shares underlying contingent payment rights. Stone Technologies, Inc. is a wholly-owned subsidiary of Stone Investments, Inc. Stone Investments, Inc. is a wholly-owned subsidiary of Stone Capital, Inc. Stone Capital, Inc. is a wholly-owned subsidiary of Stone Holdings, Inc. The James M. Fail Living Trust and its affiliate, and P.S.F. Holdings Partnership own 100% of the common stock of Stone Holdings, Inc.

(38)	Includes 474 shares underlying contingent payment rights.

(39)
Includes 98 shares underlying contingent payment rights. Tech Investment Advisor is a general partnership. Martin Kalin and Brian Morris are the general partners and therefore share beneficial ownership. Martin Kalin has voting control over the shares owned by the partnership.

(40)	Includes 442 shares underlying contingent payment rights.

(41)	Includes 1,511 shares underlying contingent payment rights.

(42)	Includes 52 shares underlying contingent payment rights.

(43)	Includes 668 shares underlying contingent payment rights.

(44)	Includes 64 shares underlying contingent payment rights.

(45)	Includes 86 shares underlying contingent payment rights.

(46)	Includes 43 shares underlying contingent payment rights.

(47)	Includes 341 shares underlying contingent payment rights.

(48)	Includes 43 shares underlying contingent payment rights.

(49)	Includes 86 shares underlying contingent payment rights.

(50)	Includes 137 shares underlying contingent payment rights.

(51)	Includes 830 shares underlying contingent payment rights.

(52)	Includes 18 shares underlying contingent payment rights.

(53)	Includes 86 shares underlying contingent payment rights.

(54)	Includes 52 shares underlying contingent payment rights.

(55)	Includes 137 shares underlying contingent payment rights.

(56)	Includes 749 shares underlying contingent payment rights.

(57)	Includes 86 shares underlying contingent payment rights.

(58)	Includes 264 shares underlying contingent payment rights.

(59)	Includes 192 shares underlying contingent payment rights.

(60)	Includes 915 shares underlying contingent payment rights.

(61)	Includes 298 shares underlying contingent payment rights.

(62)	Includes 52 shares underlying contingent payment rights.

PLAN OF DISTRIBUTION

The Selling Stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of the Stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Stockholders may use any one or more of the following methods when selling shares:

à	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

à	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

à	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

à	an exchange distribution in accordance with the rules of the applicable exchange;

à	privately negotiated transactions;

à	short sales;

à	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares under Rule 144 under the Securities Act of 1933 (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The Selling Stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The Selling Stockholders may from time to time pledge or grant a security interest in some or all of the Stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this prospectus.

The Selling Stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all fees and expenses incident to the registration of the shares. We have agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The law firm of Richman, Mann, Chizever, Phillips & Duboff, of Beverly Hills, California, will pass upon the validity of the securities offered by this prospectus.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus certain information which we file with the SEC. This means we can fulfill, and fulfilled, our obligations to provide you with certain important information by referring you to other documents which we have filed with the SEC. The information which is incorporated by reference is an important part of this prospectus.

We are incorporating by reference in this prospectus the following documents which we have filed, or may later file, with the SEC under the Securities Exchange Act of 1934 (the “Exchange Act”). The information we file with the SEC later will automatically update and supersede the present information.

1.	Our Annual Report on Form 10-K for the fiscal year ended June 30, 2002 (SEC file number 0-23125).

2.	Our Current Report on Form 8-K filed on November 13, 2002 (SEC file number 0-23125).

3.
All reports which we file with the SEC under the Exchange Act after the date of the initial registration statement of which this prospectus is a part and prior to the effective date of such registration statement.

4.
The description of our common stock in our registration statement on Form 8-A (File No. 0-24394) filed under the Exchange Act on September 24, 1997, which, in turn, incorporated such description by reference to page 54 of our Preliminary Prospectus, dated August 27, 1997, filed with the Securities and Exchange Commission on September 2, 1997, as part of our Registration Statement on Form S-1 (No. 333-29179), and any amendments or reports filed to update the description; and,

All documents which we file under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this prospectus and the termination of the offering shall be deemed to be incorporated by reference into this prospectus.

We will provide to each person to whom a prospectus is delivered, including any beneficial owner, a copy of any or all of the information which is incorporated by reference in this prospectus but which is not delivered with this prospectus. We will provide such information, at no cost to the requesting person, upon written or oral request made to:

Deepak Chopra
President and Chief Executive Officer
12525 Chadron Avenue
Hawthorne, California 90250
(310) 978-0516

WHERE YOU CAN FIND MORE INFORMATION

You should rely only on the information in this prospectus or any prospectus supplement or incorporated by reference in them. We have not authorized anyone else to provide you with different information. Offers of the securities are being made only in states where the offers are permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents. If information in incorporated documents conflicts with information in this prospectus, you should rely on the most recent information. If information in an incorporated document conflicts with information in another incorporated document, you should rely on the most recent incorporated document.

This prospectus is part of a Registration Statement on Form S-3 that has been filed with the SEC. It does not include all of the information that is in the registration statement and the additional documents filed as exhibits with it. For more detailed information, you should read the exhibits themselves.

We are subject to the informational requirements of the Exchange Act and, in accordance with it, are required to file reports, proxy and information statements, and other information with the SEC. Such reports, proxy and information statements and other information can be inspected and copied at the SEC’s Public Reference Rooms at 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the SEC’s regional offices at 500 West Madison Street, Suite 1400, Chicago, IL 60661 and at 233 Broadway, New York, NY 10279. The public may obtain information about the operation of the Public Reference Rooms by calling the SEC at 1-800-SEC-0330. We electronically file reports, proxy and information statements, and other information with the SEC. The SEC maintains an Internet website that contains our electronically filed reports, proxy and information statements, and other information at http://www.sec.gov. We maintain an Internet website at http://www.osi-systems.com . Our common stock is traded on the Nasdaq National Market under the symbol OSIS, and our SEC reports, proxy statements and other information concerning us also can be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

INDEMNIFICATION

Our articles of incorporation allow us to indemnify our officers and directors to the maximum extent allowed under California law. This includes indemnification for liability which could arise under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant under these provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

No dealer, salesperson or other person has been authorized to give any information or to make any representations not contained in this prospectus in connection with the offering covered by this prospectus. If given or made, such information or representations must not be relied upon as having been authorized by OSI Systems, Inc., a Selling Stockholder, or any underwriter. This prospectus does not constitute an offer to sell, or a solicitation of any offer to buy, common stock in any jurisdiction to any person to whom, it is unlawful to make such an offer or solicitation in such jurisdiction. Neither the delivery of this prospectus nor any sale made under this prospectus shall, under any circumstances, create any implication that the information contained in this prospectus is correct as of any time after the date of the prospectus or that there has been no change in the affairs of OSI Systems, Inc. after the date of this prospectus.

677,579 SHARES

OSI SYSTEMS, INC.

COMMON STOCK

PROSPECTUS

December     , 2002

PART II

ITEM 14.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth an itemized estimate of fees and expenses payable by the registrant in connection with the offering described in this registration statement:

SEC registration fee	$1,019

Nasdaq additional listing fee	$6,776

Counsel fees and expenses	$25,000

Accounting fees and expenses	$7,500

Blue Sky fees and expenses	$0

Transfer agent and registrar fees	$2,000

Miscellaneous	$2,000

Total	$44,295

All of the above expenses will be paid by the registrant.

ITEM 15.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 317 of the California General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers who are parties or are threatened to be made parties to any proceeding (with certain exceptions) by reason of the fact that the person is or was an agent of the corporation, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with the proceeding if that person acted in good faith and in a manner the person reasonably believed to be in the best interests of the corporation.

Section 204 of the law provides that this limitation on liability has no effect on a director’s liability (a) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (b) for acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith on the part of the director, (c) for any transaction from which a director derived an improper personal benefit, (d) for acts or omissions that show a reckless disregard for the director’s duty to the corporation or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director’s duties, of a risk of a serious injury to the corporation or its shareholders, (e) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duty to the corporation or its shareholders, (f) under Section 310 of the law (concerning contracts or transactions between the corporation and a director), or (g) under Section 316 of the law (directors’ liability for improper dividends, loans and guarantees). Section 317 does not extend to acts or omissions of a director in his capacity as an officer. Further, Section 317 has no effect on claims arising under federal or state securities laws and does not affect the availability of injunctions and other equitable remedies available to our shareholders for any violation of a director’s fiduciary duty to us or our shareholders. Although the validity and scope of the legislation underlying Section 317 have not yet been interpreted to a significant extent by the California courts, Section 317 may relieve directors of monetary liability to us for grossly negligent conduct, including conduct in situations involving attempted takeovers of our company.

In accordance with Section 317, our articles of incorporation eliminate the liability of each of our directors for monetary damages to the fullest extent permissible under California law. Our articles further authorize us to provide indemnification to our agents (including our officers and directors), subject to the limitations set forth above. We have entered into indemnification agreements with our officers and directors consistent with the foregoing provisions.

II-1

Additionally, we maintain insurance policies which insure our officers and directors against certain liabilities. The foregoing summaries are necessarily subject to the complete text of the statute, our articles, our bylaws and the agreements referred to above and are qualified in their entirety by reference thereto.

ITEM 16.    EXHIBITS

Exhibit No.	Description

5	Opinion of Richman, Mann, Chizever, Phillips & Duboff

23.1	Consent of Richman, Mann, Chizever, Phillips & Duboff (included in Exhibit 5)

23.2	Consent of Deloitte & Touche LLP

ITEM 17.    UNDERTAKINGS

The undersigned registrant hereby undertakes:

(1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)  That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

II-2

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hawthorne, State of California, on this 6th day of December, 2002.

OSI Systems, Inc.

By:	/s/ Deepak Chopra
Deepak Chopra, President and Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

We, the undersigned directors and/or officers of OSI Systems, Inc. (the “Company”), hereby severally constitute and appoint Anuj Wadhawan, Chief Financial Officer, and Victor Sze, General Counsel, and each of them individually, with full powers of substitution and resubstitution, our true and lawful attorneys, with full powers to them and each of them to sign for us, in our names and in the capacities indicated below, the Registration Statement on Form S-3 filed with the Securities and Exchange Commission, and any and all amendments to said Registration Statement (including post-effective amendments), and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933, as amended, of equity securities of the Company, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and purposes as each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of them might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Deepak Chopra Deepak Chopra	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	December 6, 2002

/s/ Anuj Wadhawan Anuj Wadhawan	Chief Financial Officer (Principal Accounting Officer)	December 6, 2002

/s/ Steven C. Good Steven C. Good	Director	December 6, 2002

/s/ Meyer Luskin Meyer Luskin	Director	December 6, 2002

/s/ Chand R. Viswanathan Chand R. Viswanathan	Director	December 6, 2002

/s/ Ajay Mehra Ajay Mehra	Executive Vice-President and Director	December 6, 2002

/s/ Victor Sze Victor Sze	Secretary	December 6, 2002

II-3